SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pantanal expands its route network and increases the number of cities served from 6 to 15

Flights will use ATR 42 aircraft from Guarulhos airport and Airbus aircraft from Congonhas airport

São Paulo, July 29, 2010 – Pantanal Linhas Aéreas has expanded its service network and, starting August 23, will increase the number of cities served in Brazil from six to 15, while also increasing its flight and seat offerings. The new route network will have 44 flights, of which 21 will be from Congonhas airport in São Paulo, the other 21 will be from Guarulhos airport in São Paulo, and two from Brasília.

The new flights were authorized by the National Civil Aviation Agency (ANAC) and tickets are already available for sale in Pantanal’s system. The routes operated using the 45-seater ATR 42 aircraft will fly to and from the Guarulhos airport, while those flying to and from Congonhas and Brasília will use three Airbus aircraft, two A319 (144-seater) and one A320 (174-seater).

The three Airbus aircraft, which have been leased by TAM Linhas Aéreas to Pantanal for six months, were in redelivery process, as their leasing agreements were close to expire, and were extended until Pantanal defines the expansion and renewal of its own fleet.

“With the new network, Pantanal will increase its weekly offering of Available Seat Kilometers (ASK) by 660%”, says Líbano Barroso, head of airlines operations, which includes TAM Linhas Aéreas, Pantanal and TAM Airlines, based in Assunção, Paraguay. “This substantial increase in supply is due to the inclusion of new routes and destinations, combined with the utilization of aircraft equipped with more seats”.

“With the new network, Pantanal will operate 379 flights per week, 72.3% more than the 220 flights currently operated”, he adds. The increase is even higher during weekends: 135% on Saturdays and Sundays.

“The objective is to offer Pantanal’s clients increasingly better services, with more destinations and greater convenience”, says Barroso, who also points out that “with the entry of TAM in the Star Alliance and with Pantanal flying from Guarulhos, passengers can, for example, fly from Bauru to Beijing in China on a single ticket, check in their baggage only once and retrieve it at the destination”.

Of the cities currently served by Pantanal, Bauru will have the flights PTN 4714 (outbound) and PTN 4715 (inbound) maintained at Congonhas and will use the Airbus A320 aircraft since the city’s airport infrastructure allows operations using such type of aircraft. The company is also awaiting ANAC’s approval to operate a return flight between Congonhas and Presidente Prudente using Airbus A319 aircraft.

Cities served from Guarulhos

Bauru will also be served by ATR 42 aircraft from Guarulhos airport: PTN 4702 - Guarulhos/Bauru/Araçatuba/Guarulhos; PTN 4703 – Guarulhos/Araçatuba/Bauru/Guarulhos; PTN 4706 - Guarulhos/Bauru/Marília; and PTN 4707 – Marília/Bauru/Guarulhos.

Araçatuba, Marília and Presidente Prudente in São Paulo, Maringá in Paraná and Juiz de Fora in Minas Gerais are the other destinations that will continue to be served by Pantanal’s new network from Guarulhos. Added to these will be São José do Rio Preto, which will have two direct frequencies from Guarulhos with the flights PTN 4750/4751 and PTN 4752/4753.

Cities served from Congonhas and Brasília

The 21 flights to be operated from Congonhas using Airbus A319 and A320 aircraft will serve eight cities: Porto Alegre in Rio Grande do Sul, Curitiba in Paraná, Rio de Janeiro/Galeão in Rio de Janeiro, Belo Horizonte/Confins in Minas Gerais, Brasília in the Federal District, Cuiabá in Mato Grosso, Salvador in Bahia, and Bauru in São Paulo. Rio de Janeiro will have direct return flights from Galeão to Salvador using A320 aircraft, which will depart from Congonhas. Brasília will have return flights to Recife in Pernambuco.

Clients of Pantanal will be entitled to the free use of the TAM Linhas Aéreas buses connecting the Congonhas and Guarulhos airports, both during their arrival and departure. The buses run seven days a week, leaving Congonhas for Guarulhos at hourly intervals from 5:00 A.M. to 1:00 A.M., and leaving Guarulhos for Congonhas at half-hourly intervals from 6:00 A.M. to 1:30 A.M.

Founded in 1993, Pantanal Linhas Aéreas operates regular passenger, cargo and postal flights to Brazilian cities with low and medium population density. It is one of the companies of the holding company, TAM S/A, the parent company of TAM Linhas Aéreas. Its acquisition was announced in December 2009 and approved by ANAC in March 2010.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.